Jefferies LLC Member SIPC Discussion Materials for Special Committee July 24, 2020 / Confidential Project Therato Preliminary & Confidential, Subject to Further Review and Revision DRAFT – HIGHLY CONFIDENTIAL Exhibit (c)(3)

Disclaimer The following pages contain material provided to the special committee of the board of directors (the “Special Committee”) of Cellular Biomedicine Group, Inc. (“CBMG” or the “Company”) by Jefferies LLC (“Jefferies”) in connection with a potential transaction involving the acquisition of CBMG by a consortium led by Mr. Bizuo (Tony) Liu, the Chief Executive Officer of CBMG, certain other senior management members of CBMG, Yungfeng Capital and TF Capital Ranok Ltd., and which Consortium also includes Dangdai International Group Co., Limited, Mission Right Limited, Velvet Investment Limited (“GIC”), Casdin Capital, Viktor Pan, Zheng Zhou, OPEA SRL, Wealth Map Holdings Limited and Earls Mill Limited (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”). These materials were prepared on a confidential basis in connection with an oral presentation to the Special Committee and not with a view toward complying with the disclosure standards under state or federal securities laws or otherwise. These materials are for the use of the Special Committee (in its capacity as such) in its evaluation of a possible transaction involving the Company and the Consortium and may not be used for any other purpose without Jefferies’ written consent. The information contained in this presentation was based solely on publicly available information or information furnished to Jefferies. Jefferies has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information and the conclusions contained herein are conditioned upon such information (whether written or oral) being accurate, complete and fairly presented in all respects, and Jefferies makes no representation or warranty in respect of the accuracy, completeness or fair presentation of such information. Jefferies does not provide accounting, tax, legal or regulatory advice. In addition, Jefferies and the Special Committee mutually agree that, subject to applicable law, the Company (and its employees, representatives and other agents) may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related thereto, without Jefferies imposing any limitation of any kind. i

Table of Contents Transaction Summary 1 CBMG Overview 2 Preliminary Financial Analysis 3 Appendix Tab Page 1 4 8 ii

Transaction Summary 1

Transaction Overview

Summary of Selected Transaction Terms [1]

Preliminary & Confidential,
Subject to Further Review and Revision

Acquiror:	Consortium, led by Mr. Bizuo (Tony) Liu, certain other senior management members of the Company, Yungfeng Capital and TF Capital Ranok Ltd., and which Consortium also includes Dangdai International Group Co., Limited, Mission Right Limited, Velvet Investment Limited ("GIC"), Casdin Capital, Viktor Pan, Zheng Zhou, OPEA SRL, Wealth Map Holdings Limited and Earls Mill Limited
Target:	Cellular Biomedicine Group, Inc.
Transaction Structure:	[Merger Sub], a Delaware corporation and wholly owned subsidiary of [Parent], a legal entity controlled by the Consortium, will merge with and into CBMG, with CBMG surviving the merger as a wholly owned subsidiary of Parent
Consideration:	$[18.50] in cash per CBMG share ($385.1 million [2],[3] implied equity value / $384.0 [2],[3],[4] million implied enterprise value)
Assumed Net Cash:	$1.1 million [4]
Financing:	• Combination of cash and rollover of existing equity interests in the Company funded by the Consortium Members or their respective affiliates • Consortium does not anticipate requiring debt financing
Certain Conditions:	• Approval of the Transaction by the Special Committee • Approval of the Transaction by stockholders holding at least a majority of all the issued and outstanding shares of common stock of the Company other than such shares held by any Consortium Member or their respective affiliates
Expected Announcement:	TBD
Expected Closing:	TBD

(1) Based on the new Preliminary Non-binding Proposal of the Consortium dated February 21, 2020, draft merger agreement dated July 20, 2020, and offer price as negotiated between the CBMG Special Committee and the Consortium on April 21, 2020.
(2) Total diluted shares calculated at Consortium proposed purchase price of $18.50 per share which represents the last verbally communicated proposal by the Consortium. The Consortium (as newly constituted with Yungfeng Capital) has not proposed a price yet.
(3) Fully Diluted Equity Value = Share Price * (Common Shares Outstanding + Restricted Stock Units + Options per Treasury Stock Method + Shares Underlying Convertible Interim Financing).
  a) Common Shares Outstanding at June 30, 2020: 19,426,292 shares.
  b) Time-based Restricted Stock Units at June 30, 2020: 152,987 shares. Excludes out-of-the-money Performance-based Restricted Stock Units.
  c) Stock Options Outstanding as of June 30, 2020: 1,699,619, with $12.23 Weighted Average Exercise Price.
  d) Per terms of the interim financing facility provided by Winsor Capital, the first $7 million will be converted into equity at the lower of $19.50 per share or a 15% discount to the 30-day VWAP. Assumes VWAP equal to the current trading price.
(4) As of June 30, 2020, cash balance of $13.6 million and adjusted debt balance of $12.5 million, which reflects treatment of $7 million tranche of interim financing as equity, per the conversion terms.

Jefferies LLC / July 2020

2

Jefferies

Summary of CBMG Market Data and Implied Transaction Statistics

($ in millions, except per share data)

Preliminary & Confidential, Subject to Further Review and Revision

CBMG Market Data	Nov. Consort. Letter	Current
Date	11/8/2019	7/23/2020
Closing Stock Price	$17.67	$13.99
7-Day Prior Stock Price	$18.73	$15.99
30-Day Prior Stock Price	$13.98	$15.63
90-Day Prior Stock Price	$12.34	$14.65
52-Week Intraday High	$20.63	$18.99
52-Week Intraday Low	$10.98	$10.98
FD Shares Outstanding (mm)	20.049	20.631
Implied FD Equity Value (1)	**$354.3**	**$288.6**
Less: Net Cash (2)	$32.1	$1.1
Implied FD Enterprise Value	**$322.1**	**$287.5**

Transaction Metrics	Nov. Consort. Letter	Current
Implied Premia and Enterprise Value @$[18.50] / sh.		
Closing Stock Price	4.7%	32.2%
7-Day Prior Stock Price	(1.2%)	15.7%
30-Day Prior Stock Price	32.3%	18.4%
90-Day Prior Stock Price	49.9%	26.3%
52-Week Intraday High	(10.3%)	(2.6%)
52-Week Intraday Low	68.5%	68.5%
FD Shares Outstanding (mm)	20.816	20.816
Implied FD Equity Value	**$385.1**	**$385.1**
Less: Net Cash (2)	$1.1	$1.1
Implied FD Enterprise Value	**$384.0**	**$384.0**

Source: CBMG public filings, CBMG website, Wall Street research, Capital IQ and CBMG Management.
Note: 52-week high and 52-week low stock prices based on intraday stock prices.

(1) Fully Diluted Equity Value = Share Price * (Common Shares Outstanding + Restricted Stock Units + Options per Treasury Stock Method + Shares Underlying Convertible Interim Financing).
  a) Common Shares Outstanding at June 30, 2020: 19,426,292 shares. At November 8, 2019: 19,280,612 shares
  b) Time-based Restricted Stock Units as of June 30, 2020: 152,987. As of November 8, 2019: 227,951. Excludes out-of-the-money Performance-based Restricted Stock Units.
  c) Stock Options Outstanding as of June 30, 2020: 1,699,619, with $12.23 Weighted Average Exercise Price. As of November 8, 2019: 1,797,516, with $12.36 Weighted Average Exercise Price.
  d) As of June 30, 2020, per terms of the interim financing facility provided by Winsor Capital, the first $7 million will be converted into equity at the lower of $19.50 per share or a 15% discount to the 30-day VWAP. Assumes VWAP equal to the current trading price.

(2) As of June 30, 2020, cash balance of $13.6 million and adjusted debt balance of $12.5 million, which reflects treatment of $7 million tranche of interim financing as equity, per the conversion terms.

Jefferies LLC / July 2020

3

Jefferies

CBMG Overview 4

Public Market Overview

Preliminary & Confidential, Subject to Further Review and Revision

Market Summary

($USD millions, except per share data)		
Closing Stock Price (07/23/20)	$	13.99
LTM Price Performance (%)		*(0.6%)*
% of 52-Week High		*73.7%*
52-Week High (11/01/19)	$	18.99
52-Week Low (08/27/19)	$	10.98
Fully Diluted Shares Outstanding (mm)[1]		20.631
Implied FD Equity Value	**$**	**288.6**
Less: Cash and Cash Equivalents[2]		(13.6)
Plus: Debt[2]		12.5
Implied FD Enterprise Value	**$**	**287.5**
90-Day Average Daily Trading Volume (000)		88

Last Twelve Months Stock Price Performance [3]



Stock Price ($)
Volume (000s)
$20.00
$15.00
$10.00
$5.00
$0.00
3,000
2,500
2,000
1,500
1,000
500
0
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Volume
Stock Price

Financial Summary (Wall Street Research Analysts' Estimates)

($ millions, except per share data)	Historical and Projected FYE Dec. 31				
	2018A	2019A	2020E	2021E	2022E
Revenue	$ 0.2	$ 0.3	$ 1.6	$ 3.3	$ 12.3
Operating Income (Loss)	$ (40.5)	$ (51.0)	$ (60.3)	$ (70.4)	$ (69.9)
Net Income (Loss)	$ (38.9)	$ (50.0)	$ (60.6)	$ (70.5)	$ (69.9)
Net Income (Loss) Per Share	$ (2.20)	$ (2.63)	$ (2.59)	$ (2.68)	$ (2.44)

Ownership Summary [4]

Stockholder	Shares	% Ownership
Dangdai Intl[5]	2,270,000	11.7%
Wealth Map Holdings / Earls Mill Ltd[5]	1,712,920	8.8%
Novartis AG	1,458,257	7.5%
Maplebrook Ltd	1,104,933	5.7%
Mission Right Ltd[5]	1,036,040	5.3%
Viktor Pan[5]	1,000,000	5.2%
BlackRock Fund Advisors	729,968	3.8%
Platinum Investment Management Ltd.	551,519	2.8%
Nikko Asset Management Co., Ltd.	476,673	2.5%
ARK Investment Management LLC	399,632	2.1%
Top 10 Stockholders	**10,739,942**	**55.4%**
Additional Consortium Members[5]	1,063,770	5.5%
Other Stockholders	7,587,628	39.1%
Total Shares Outstanding	**19,391,340**	**100.0%**

Source: Public filings, Bloomberg, Wall Street research, and Capital IQ as of July 23, 2020 and Wall Street research analysts' estimates.

(1) Fully Diluted Shares Outstanding calculated using the treasury stock method. Per Company, there were (as of June 30, 2020) 19.426 million basic shares outstanding and 1.700 million options outstanding to purchase common shares at a weighted average exercise price of $12.23. Time-based Restricted Stock Units as of June 30, 2020: 152,987. As of June 30, 2020, per terms of the interim financing facility provided by Winsor Capital, the first $7 million will be converted into equity at the lower of $19.50 per share or a 15% discount to the 30-day VWAP. Assumes VWAP equal to the current trading price.

(2) As of June 30, 2020, cash balance of $13.6 million and adjusted debt balance of $12.5 million, which reflects treatment of $7 million tranche of interim financing as equity, per the conversion terms.

(3) Based on daily closing stock prices.

(4) Account holdings based on Form 13D and 13F filings for period ended March 31, 2020; excludes broker dealers, index funds and venture capital / private equity firms.

(5) Represents Consortium participant. Per 13D filings, Wealth Map and Earls Mill are affiliates of Sailing Capital. Additional Consortium participants (and their respective ownership positions) include Zheng Zhou (1.9%), Tony Liu (1.2%), other senior management members of the Company (0.5%), and OPEA SRL (0.1%). Consortium members hold 36.5% of common shares outstanding as of June 24, 2020. The remaining Consortium ownership position is derived from options and restricted stock units held by management team members, as well as TF Capital's interim financing investment, which is convertible to equity.

Jefferies LLC / July 2020 5 Jefferies

CBMG Annotated Stock Price Performance — Last Twelve Months

Preliminary & Confidential, Subject to Further Review and Revision

Based on daily closing stock prices



Stock Price
Volume (000s)
11/6/19: Release of ASH abstract with initial data for three patients treated in CBMG's Phase 1 study for its Anti-BCMA CAR
1/29/20: Announced a $16mm bridge loan facility from Winsor Capital Ltd., an affiliate of TF Capital
3/30/20: Consortium 13D filings indicate changes to Consortium composition, which decreased the Consortium's collective ownership from 45% to 40%(2)
6/24/20: Consortium 13D filings indicate changes to Consortium composition, which decreased the Consortium's collective ownership from 40% to 38.5%(3)
11/11/19: Announced receipt of preliminary non-binding proposal, with offer price of $19.50 per share in cash
2/24/20: Announced receipt of a new preliminary non-binding proposal in which the Consortium was expanded, which increased the Consortium's collective ownership from 23% to 45%(1)
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
250
200
150
100
50
0
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Volume
Stock Price

Source: CBMG website and press releases, and Capital IQ as of July 23, 2020.

(1) As noted in the Consortium's February 21, 2020 letter, the Consortium was expanded to include Wealth Map and Earls Mill (affiliates of Sailing Capital), Maplebrook, Viktor Pan, Zheng Zou, and OPEA SRL. Increase in Consortium ownership position from 23% as of the November 11, 2019 letter to 45% as of the February 21, 2020 letter is primarily the result of the addition of these investors. The other change in Consortium ownership between the November 11, 2019 letter and the February 21, 2020 letter was TF Capital's investment in CBMG's interim financing, which is convertible to equity.

(2) Consortium 13D filings indicate that Maplebrook has left the Consortium and that Velvet Investment Limited ("GIC") and Casdin Capital have joined the Consortium. Decrease in Consortium ownership position is the result of Maplebrook leaving the Consortium.

(3) Consortium 13D filings indicate that Hillhouse has left the Consortium and that Yunfeng Capital has joined the Consortium. Decrease in Consortium ownership position is the result of Hillhouse leaving the Consortium.

Jefferies LLC / July 2020 6

Jefferies

Volume Weighted Average Stock Price Overview Trading History Source: Capital IQ as of July 23, 2020; Consortium letter dated November 8, 2019. Based on daily closing stock prices. 52-week high and low based on intraday stock prices. Based on Current Stock Price (as of July 23, 2020) Closing stock price $13.99 30-Day VWAP(1) $15.50 LTM VWAP(1) $15.28 52-Week High(2)$18.99 52-Week Low(2)$10.98 LTM ADTV (000s)59.6 Nov. Consortium Letter (as of November 8, 2019) Closing stock price$17.67 30-Day VWAP(1) $16.82 LTM VWAP(1) $16.95 52-Week High(2)$20.63 52-Week Low(2)$10.98 LTM ADTV (000s)48.1 Last 12 Months (Nov. Consortium Letter)(1) Total Float: 12.2 million shares Shares Traded: 12.1 million shares % of Float: 99.6% Last 12 Months (Actual)(1) Total Float: 9.7 million shares Shares Traded: 15.1 million shares % of Float: 155.3% 7

Preliminary Financial Analysis 8

Summary of Key Changes Since March 22, 2020 Presentation CBMG Management forecast as of July 23, 2020, used per instructions from the Special Committee Market data updated through July 23, 2020 Updated balance sheet information as of June 30, 2020 Current share capitalization per CBMG Management Weighted average cost of capital (“WACC”) of 12.5% – 14.5% WACC in March 22, 2020 presentation of 12.8% – 14.8% Change in WACC primarily attributable to 1.0% decrease in long-term, USD-denominated Chinese government bond yield 9

Preliminary Selected CBMG Management Assumptions

Preliminary & Confidential, Subject to Further Review and Revision

Product	C-CAR088	AlloJoin	ReJoin	TIL	AFP TCR-T	Anti-19/20 BiCar
Region	China	China	China	China	China	China
Patient Population (2030)	• Addressable patients (3L MM): 10,062 • # of patients treated: 1,509	• Addressable patients (KOA): 68mm • # of patients treated: 95,000	• Addressable patients (KOA): 68mm • # of patients treated: 3,500	• Addressable patients (2L NSCLC): 780,828 • # of patients treated: 6,247	• Addressable patients (2L HCC): 278,359 • # of patients treated: 4,454	• Addressable patients[(1)]: 3,880 • # of patients treated: 1,940
Penetration Rate (2030)	15.0%	0.14%	0.005%	0.8%	1.6%	50.0%
Probability of Success	40%	40%	40%	35%	10%	20%
Launch Year	2024	2025	2026	2025	2025	2024
Year into NRDL	2028	N/A	N/A	2029	2029	2028
Pricing (RMB, WAC)	• Launch: 600,000 • NRDL: 500,000	• Launch: 30,000	• Launch: 50,000	• Launch: 750,000 • NRDL: 600,000	• Launch: 700,000 • NRDL: 500,000	• Launch: 600,000 • NRDL: 500,000
COGS (RMB, WAC)	150,000	8,000	15,000	150,000	150,000	150,000
Research & Development (PoS, Adj.) [(2)]	• Pre-Launch: \$46mm • Post-Launch: \$0.4mm per year	• Pre-Launch: \$25mm • Post-Launch: \$0.2mm per year	• Pre-Launch: \$31mm • Post-Launch: \$0.2mm per year	• Pre-Launch: \$39mm • Post-Launch: \$0.35mm per year	• Pre-Launch: \$28mm • Post-Launch: \$0.1mm per year	• Pre-Launch: \$36mm • Post-Launch: \$0.05mm per year
Sales and Marketing	20% of PoS adjusted Revenue	20% of PoS adjusted Revenue	20% of PoS adjusted Revenue	20% of PoS adjusted Revenue	20% of PoS adjusted Revenue	20% of PoS adjusted Revenue

Other Assumptions Per Management

- Based on USD / RMB exchange rate of 7.0 throughout the forecast period
- Tax rate of 15.0%, applied in years when Company generates positive pre-tax operating income
- Probability of Success ("PoS") adjustment for R&D:
  - Allocated Pipeline: Based on development phase of product
  - Unallocated: 100% in 2020, ramping down to 30% in 2025 and later years, based on weighted average PoS for all internal/proprietary product sales
- Change in Working Capital of 15% of the annual change in sales

Source: Per instructions from the Special Committee, financial analysis reflects CBMG management forecast as of July 23, 2020.
Note: NRDL stands for National Reimbursement Drug List.
(1) Anti-CD19/20 Bi-CAR's addressable patient pool is CD-19 CAR-T's r/r patients. ORR is approximately 50% for Kymriah® and approximately 40% of patients with ORR would become relapsing patients. In total, 70% of Kymriah®'s patients are addressable to Anti-CD19/20 Bi-CAR. Similar basis of Yescarta targeted patients was applied assuming their 70% ORR and 40% relapsing patients.
(2) Pre-launch Research & Development represents cumulative expenses from 2020E through launch.

Jefferies LLC / July 2020 10 Jefferies

Preliminary Revenue Projections CBMG Management Source: Per instructions from the Special Committee, financial analysis reflects CBMG management forecast as of July 23, 2020. Unadjusted Revenue ($ millions) PoS Adjusted Revenue ($ millions) 11

Historical and Preliminary Projected Risk-Adjusted Financials ($ in millions) Source: Per instructions from the Special Committee, financial analysis reflects CBMG management forecast as of July 23, 2020. Represents unallocated R&D, including shared costs relating to D&P, raw materials, staff costs and outsourcing expenses. 12

Methodology and Additional Information Methodology General Description Comments Discounted Cash Flow Analysis (As of July 23, 2020) A methodology based on an entity’s or a business’ risk-adjusted cash flow generating abilities Discount rate range of 12.5% – 14.5% applied to CBMG’s projected cash flows(1) Terminal value calculated using perpetuity growth rate of 2.5% – 3.5% Premiums Paid A review, as an additional reference point for informational purposes, of premiums paid in selected M&A transactions involving public companies Reviewed 48 selected transactions involving U.S. listed Chinese acquisition transactions announced since January 1, 2015 Additional Information (for informational purposes) Note: Jefferies made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, Jefferies’ analyses must be considered as a whole. Considering any portion of the analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process undertaken by Jefferies. Discount rate range calculated based on market data as of July 23, 2020. 13

Proposed Consideration: $[18.50] Implied Equity Value Per Share Selected Metrics Preliminary Financial Analysis Summary Methodology Source: CBMG Management forecast as of July 23, 2020 (as instructed to be used by the Special Committee), Public filings, Websites, SDC, Merger Market, and Capital IQ as of November 8, 2019 and July 23, 2020, as applicable. Discount rate range calculated based on market data as of July 23, 2020. Premiums Paid (as of July 23, 2020) 25th and 75th percentile of 1 day prior premiums paid range of 15% – 28% CBMG 7/23/20 closing stock price of $13.99 Discounted Cash Flow Analysis (as of July 23, 2020) Discount rate range: 12.5% – 14.5%(1) Perpetuity growth range: 2.5% – 3.5% Additional Information (for informational purposes) Premiums Paid (as of November 8, 2019) 25th and 75th percentile of 1 day prior premiums paid range of 15% – 28% CBMG 11/8/19 closing stock price of $17.67 Unaffected Stock Price (11/8/19): $17.67 Closing Stock Price (7/23/20): $13.99 Original Non-binding Proposal (11/11/19): $19.50 14

Financial Summary Preliminary Discounted Cash Flow Analysis (as of July 23, 2020) (1) Summary Sensitivity Source: Per instructions from the Special Committee, financial analysis reflects CBMG management forecast as of July 23, 2020. Assumes weighted average cost of capital (WACC) of 13.5% (midpoint); discounted to present value as of 6/30/2020 using mid-year convention. Assumes midpoint perpetuity growth rate of 3.0% and midpoint discount rate of 13.5% discounted to present value as of 6/30/2020. As of June 30, 2020, cash balance of $13.6 million and adjusted debt balance of $12.5 million, which reflects treatment of $7 million tranche of interim financing as equity, per the conversion terms. Terminal cash flows reflect 2030E management forecast adjusted to set depreciation and amortization equal to capital expenditures and to normalize the change in working capital to reflect perpetuity growth rate. Change in working capital calculated as the perpetuity growth rate multiplied by 2030E probability adjusted revenue of $606mm, and further multiplied by 15%, CBMG management’s assumption regarding the change in net working capital as a percentage of the change in sales. ($ in millions, except per share data) (2) (3) (4) ($ in millions, except per share data) 15

Preliminary Premiums Paid Detail (for informational purposes) Sources: Public filings, Bloomberg, news articles, and Capital IQ as of July 23, 2020. Note: Dataset includes 48 selected transactions. Selected U.S. Listed Chinese Acquisition Transactions Announced since January 1, 2015 16

Appendix 17

Weighted Average Cost of Capital (as of July 23, 2020) Sources: Public filings, Capital IQ and Bloomberg as of July 23, 2020. Long horizon expected equity risk premium (historical), per Duff and Phelps. 20-year U.S. Treasury yield as of July 23, 2020. Represents 9th decile size premium per Duff and Phelps Valuation Handbook. Represents spread between yield on 20-year USD-denominated government bond of China and 20-year U.S. Treasury yield as of July 23, 2020. Represents interest rate from Consortium interim financing of January 29, 2020. Assumes 15.0% corporate tax rate for CBMG, per CBMG Management. Two-year weekly, historical-adjusted Beta versus S&P 500 per Bloomberg. Equity values based on closing stock prices as of July 23, 2020. For U.S. companies, assumes 25% tax rate for non-tax payors or tax payors with non-meaningful rate. For non-U.S. companies, assumes the statutory tax rate as provided in their most recent annual reports. Unlevered Beta = Levered Beta / [ 1 + ((D/E) * (1-T))]. Levered Beta = Unlevered Beta * [ 1 + ((D/E) * (1-T))]. 18

Financial Summary Preliminary Discounted Cash Flow Analysis (as of February 21, 2020) Summary Sensitivity ($ in millions, except per share data) Source: CBMG Management (as approved by the Special Committee). Assumes weighted average cost of capital (WACC) of 14.5% (midpoint); discounted to present value as of 12/31/2019 using mid-year convention. Assumes midpoint perpetuity growth rate of 3.0% and midpoint discount rate of 14.5% discounted to present value as of 12/31/2019. Treasury stock method fully diluted shares outstanding. Terminal cash flows reflect 2030E management forecast adjusted to set depreciation and amortization equal to capital expenditures and to normalize the change in working capital to reflect perpetuity growth rate. Change in working capital calculated as the perpetuity growth rate multiplied by 2030E probability adjusted revenue of $606mm, and further multiplied by 15%, CBMG management’s assumption regarding the change in net working capital as a percentage of the change in sales. (1) (3) (2) (4) (For informational purposes) 19

Weighted Average Cost of Capital (as of February 21, 2020) Sources: Public filings, Capital IQ and Bloomberg as of February 21, 2020. Long horizon expected equity risk premium (historical), per Duff and Phelps. 20-year U.S. Treasury yield as of February 21, 2020. Represents 9th decile size premium per Duff and Phelps Valuation Handbook. Represents spread between yield on 20-year USD-denominated government bond of China and 20-year U.S. Treasury yield as of February 21, 2020. Represents interest rate from Consortium interim financing of January 29, 2020. Assumes 15.0% corporate tax rate for CBMG, per CBMG Management. Two-year weekly, historical-adjusted Beta versus S&P 500 per Bloomberg. Equity values based on closing stock prices as of February 21, 2020. For U.S. companies, assumes 25% tax rate for non-tax payors or tax payors with non-meaningful rate. For non-U.S. companies, assumes the statutory tax rate as provided in their most recent annual reports. Unlevered Beta = Levered Beta / [ 1 + ((D/E) * (1-T))]. Levered Beta = Unlevered Beta * [ 1 + ((D/E) * (1-T))]. (For informational purposes) 20